UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐             No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited Consolidated Interim Financial

Information at June 30, 2015

and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo – SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended June 30, 2015, comprising the balance sheet at that date the statements of income and comprehensive income for the quarter and six-month periods then ended, the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).   Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, July 21, 2015.

Eduardo Affonso de Vasconcelos

Accountant – CRC-1SP166001/O-3

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

Fibria Celulose S.A.

Unaudited consolidated balance sheet at

In thousands of Reais

Assets	June 30, 2015	December 31, 2014

Current
Cash and cash equivalents (Note 7)	684,536	461,067
Marketable securities (Note 8)	701,361	682,819
Derivative financial instruments (Note 9)	26,338	29,573
Trade accounts receivable, net (Note 10)	691,493	538,424
Inventory (Note 11)	1,454,708	1,238,793
Recoverable taxes (Note 12)	183,306	162,863
Other assets	120,466	147,638

	3,862,208	3,261,177

Non-current
Marketable securities (Note 8)	71,518	51,350
Derivative financial instruments (Note 9)	175,026	161,320
Related parties receivables (Note 14)	9,308	7,969
Recoverable taxes (Note 12)	1,857,580	1,752,101
Advances to suppliers	700,572	695,171
Judicial deposits (Note 20)	195,582	192,028
Deferred taxes (Note 13)	1,511,358	1,190,836
Assets held for sale (Note 1(b))	598,257	598,257
Other assets	85,529	91,208

Investments (Note 15)	95,163	79,882
Biological assets (Note 16)	3,810,293	3,707,845
Property, plant and equipment (Note 17)	9,007,120	9,252,733
Intangible assets (Note 18)	4,520,937	4,552,103

	22,638,243	22,332,803

Total assets	26,500,451	25,593,980

Fibria Celulose S.A.

Unaudited consolidated balance sheet at
In thousands of Reais	(continued)

Liabilities and shareholders’ equity	June 30, 2015	December 31, 2014

Current
Loans and financing (Note 19)	893,931	965,389
Derivative financial instruments (Note 9)	247,662	185,872
Trade payables	636,575	593,348
Payroll, profit sharing and related charges	110,664	135,039
Taxes payable	97,633	56,158
Dividends payable	152	38,649
Other payables	99,109	124,775

	2,085,726	2,099,230

Non-current
Loans and financing (Note 19)	8,121,375	7,361,130
Derivative financial instruments (Note 9)	593,017	422,484
Taxes payable	98	124
Deferred taxes (Note 13)	256,719	266,528
Provision for contingencies (Note 20)	146,363	144,582
Liabilities related to the assets held for sale (Note 1(b))	477,000	477,000
Other payables	256,745	207,197

	9,851,317	8,879,045

Total liabilities	11,937,043	10,978,275

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	6,567	3,920
Treasury shares	(10,378)	(10,346)
Statutory reserves	3,117,291	3,228,145
Other reserves	1,620,826	1,613,312
Accumulated earnings	42,388

Equity attributable to shareholders of the Company	14,505,700	14,564,037

Equity attributable to non-controlling interests	57,708	51,668

Total shareholders’ equity	14,563,408	14,615,705

Total liabilities and shareholders’ equity	26,500,451	25,593,980

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of profit or loss

In thousands of Reais, except for the income per shares

	2015		2014
	April 1 to June 30, (three months)	June 30, (six months)	April 1 to June 30, (three months)	June 30, (six months)

Revenues (Note 21)	2,309,319	4,306,385	1,693,845	3,336,176
Cost of sales (Note 23)	(1,441,056)	(2,713,321)	(1,450,976)	(2,698,770)

Gross profit	868,263	1,593,064	242,869	637,406

Operating income (expenses)
Selling expenses (Note 23)	(106,637)	(201,968)	(87,857)	(167,061)
General and administrative (Note 23)	(81,158)	(153,926)	(62,344)	(130,715)
Equity in income/losses of associate	(40)	750
Other operating income (expenses), net (Note 23)	6,384	(14,210)	914,702	920,443

	(181,451)	(369,354)	764,501	622,667

Income before financial income and expenses	686,812	1,223,710	1,007,370	1,260,073

Financial income (Note 22)	44,449	80,991	37,365	70,052
Financial expenses (Note 22)	(136,689)	(247,119)	(277,679)	(750,649)
Result of derivative financial instruments, net (Note 22)	229,825	(318,972)	58,973	178,551
Foreign exchange losses/gains, net (Note 22)	183,323	(939,802)	113,011	263,839

	320,908	(1,424,902)	(68,330)	(238,207)

Income (loss) before income taxes	1,007,720	(201,192)	939,040	1,021,866

Income taxes
Current (Note 13)	(18,743)	(78,601)	(89,567)	(101,390)
Deferred (Note 13)	(374,557)	328,221	(218,475)	(270,074)

Net income for the period	614,420	48,428	630,998	650,402

Attributable to
Shareholders of the Company	611,748	42,388	629,692	646,761

Non-controlling interest	2,672	6,040	1,306	3,641

Net income for the period	614,420	48,428	630,998	650,402

Basic earnings per share - in Reais (Note 25(a))	1.105	0.077	1.137	1.168

Diluted earnings per share - in Reais (Note 25(b))	1.104	0.076	1.137	1.168

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of comprehensive income

In thousands of Reais, except for the income per shares

	2015		2014
	April 1 to June 30, (three months)	June 30, (six months)	April 1 to June 30, (three months)	June 30, (six months)

Net income for the period	614,420	48,428	630,998	650,402

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	(2,688)	11,384
Tax effect thereon	914	(3,870)

Total other comprehensive income (loss) for the period, net of taxes	(1,774)	7,514

Total comprehensive income for the period, net of taxes	612,646	55,942	630,998	650,402

Attributable to
Shareholders of the Company	609,974	49,902	629,692	646,761
Non-controlling interest	2,672	6,040	1,306	3,641

	612,646	55,942	630,998	650,402

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital
		Transaction			Other reserves
		costs of the			Other					Non-
		capital	Capital	Treasury	comprehensive	Statutory reserves		Retained		controlling
	Capital	increase	reserve	shares	income	Legal	Investments	earnings	Total	interest	Total

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

Total income
Net income and other comprehensive income for the period								646,761	646,761	3,641	650,402

As at June 30, 2014	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481	646,761	15,091,660	49,996	15,141,656

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566		14,564,037	51,668	14,615,705

Total income
Net income for the period								42,388	42,388	6,040	48,428
Other comprehensive income for the period					7,514				7,514		7,514
					7,514			42,388	49,902	6,040	55,942
Transactions with shareholders
Repurchase of shares				(32)					(32)		(32)
Dividends distributed							(110,854)		(110,854)		(110,854)
Stock options program			2,647						2,647		2,647

As at June 30, 2015	9,740,777	(11,771)	6,567	(10,378)	1,620,826	311,579	2,805,712	42,388	14,505,700	57,708	14,563,408

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows

In thousands of Reais

	June 30, 2015	June 30, 2014

Income (loss) before income taxes	(201,192)	1,021,866

Adjusted by
Depreciation, depletion and amortization	896,126	847,601
Depletion of wood from forestry partnership programs	29,866	51,536
Foreign exchange losses, net	939,802	(263,839)
Change in fair value of derivative financial instruments	318,972	(178,551)
Equity in losses of jointly-venture	(750)
Loss on disposal of property, plant, equipment and biological assets, net	2,658	3,792
Interest and gain/losses from marketable securities	(38,380)	(45,380)
Interest expense from loans and financing	207,856	245,718
Change in fair value of biological assets	(29,831)	(87,192)
Financial charges on bonds upon partial repurchase		456,417
Impairment of recoverable taxes - ICMS	42,682	47,606
Tax credits		(849,520)
Stock options program	2,647
Provisions and other	1,539	15,168

Decrease (increase) in assets
Trade accounts receivable	(17,531)	(115,024)
Inventory	(151,571)	(27,274)
Recoverable taxes	(165,356)	(69,953)
Other assets	(7,023)	151,996

Increase (decrease) in liabilities
Trade payables	(9,452)	42,109
Taxes payable	7,678	(23,753)
Payroll, profit sharing and related charges	(24,375)	(34,537)
Other payables	8,700	(10,735)

Cash provided by operating activities	1,813,065	1,178,051

Interest received - marketable securities	36,784	42,994
Interest paid - loans and financing	(178,726)	(239,020)
Income taxes paid	(45,807)	(5,147)

Net cash provided by operating activities	1,625,316	976,878

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows

In thousands of Reais	(continued)

	June 30, 2015	June 30, 2014

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project		902,584
Acquisition of property, plant and equipment, intangible assets and forests	(751,593)	(703,719)
Advances for acquisition of wood from forestry partnership program	(34,371)	(16,679)
Subsidiary incorporation - Fibria Innovations (Note 15)	(11,630)
Marketable securities, net	(26,636)	136,996
Proceeds from sale of property, plant and equipment	30,291	(7,861)
Derivative transactions settled (Note 9(c))	(97,122)	(20,371)
Others	(10)	(615)

Net cash provided by (used in) investing activities	(891,071)	290,335

Cash flows from financing activities
Borrowings - loans and financing	422,891	2,427,458
Repayments - loans and financing - principal amount	(827,050)	(3,513,267)
Premium paid on bond repurchase transaction		(325,668)
Dividends paid	(149,350)
Others	4,400	6,290

Net cash used in financing activities	(549,109)	(1,405,187)

Effect of exchange rate changes on cash and cash equivalents	38,333	(76,570)

Net increase (decrease) in cash and cash equivalents	223,469	(214,544)

Cash and cash equivalents at beginning of the period	461,067	1,271,752

Cash and cash equivalents at end of the period	684,536	1,057,208

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CMPC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the amount paid to us, plus interest and the escrow deposits made by CMPC will revert. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the operating license of the areas and obtaining the documentation to be presented to the applicable government

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

agencies. The consistent progress in obtaining these approvals indicates that favorable resolution will be achieved.

We have concluded that these assets should remain classified as assets held for sale. However, the completion of the sale is not under our sole control and it depends on various government approvals, which have been slower than expected. Accordingly we have concluded that they should continue to be classified as non-current assets held for sale as at June 30, 2015.

The Losango assets did not generate any significant impact in the unaudited consolidated statement of profit or losses for the six-month period ended June 30, 2015 and 2014.

(c)                                 Approval of the expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the expansion plan of the Company consisting of the construction of the second line of pulp production in the unit of Três Lagoas, state of Mato Grosso do Sul, called Horizonte 2 Project.

The Horizonte 2 Project consists in the construction of a new bleached eucalyptus pulp production line with capacity of 1.75 million tons per year and an estimated investment of R$ 7.7 billion. The startup of the new production line is projected for the fourth quarter of 2017.

The Project will be financed by the free cash flow of the Company and financing, in accordance to the limits established on the Indebtedness Management Policy.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

(a)                                Accounting policies adopted

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC).

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2014, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except to the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Approval of the consolidated interim financial information

The consolidated unaudited interim financial information was approved by the Board of Directors on July 21, 2015.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom match the actual results. In the six-month period ended June 30, 2015, there were no significant changes in the estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

The Company is currently assessing the impacts of the adoption.

IFRS 15 - Revenue	January 1, 2017	This accounting standard establishes the accounting principles to be followed by entities to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.

IAS 41 - Agriculture (equivalent to CPC 29 - Biological Assets and Agricultural Produce)	January 1, 2016

The “bearer plants” should be accounted for as property, plant and equipment (IAS 16/CPC 27), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer relevant changes.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2015
Loans and financing	1,128,158	2,046,055	4,991,813	2,567,315
Derivative instruments	257,063	208,473	729,007	102,115
Trade and other payables	735,683	74,333	35,668	35,682

	2,120,904	2,328,861	5,756,488	2,705,112

At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

4.2                              Foreign exchange risk

	June 30, 2015	December 31, 2014

Assets in foreign currency
Cash and cash equivalents (Note 7)	669,178	279,664
Marketable securities (Note 8)		61,352
Trade accounts receivable (Note 10)	621,779	496,493

	1,290,957	837,509

Liabilities in foreign currency
Loans and financing (Note 19)	7,093,849	6,280,545
Trade payables	47,964	72,263
Derivative instruments (Note 9(a))	789,322	538,451

	7,931,135	6,891,259

Liability exposure	(6,640,178)	(6,053,750)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The Company’s significant risk factor, considering the period of three-month period for the evaluation is its U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at June 30, 2015.

To calculate the probable scenario the closing exchange rate at the date of these consolidated interim financial information was used (R$ x USD = 3.1026). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the US Dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative instruments
Options	344,594	958,547
Swap contracts	577,949	1,155,798
Loans and financing	1,634,019	3,268,038
Marketable securities	120,226	240,452

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at June 30, 2015. As the amounts are already recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	372	669
Currency basket	1,604	3,207
TJLP	1,402	2,878
Interbank Deposit Certificate (CDI)	1,557	3,072

Derivative instruments
LIBOR	13,668	27,442
TJLP	2,597	5,307
Interbank Deposit Certificate (CDI)	20,587	39,711

Marketable securities (a)
Interbank Deposit Certificate (CDI)	3,180	6,110

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at June 30, 2015. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	137,434	284,214

6                                        Fair value estimates

In the six-month period ended June 30, 2015, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2014.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

	June 30, 2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		201,364		201,364
Warrant to acquire Ensyn’s shares (Note 15)			14,939	14,939
Marketable securities (Note 8)	105,665	589,217		694,882

Available for sale financial assets
Other investments - Ensyn (Note 15)			79,116	79,116

Biological asset (Note 16) (*)			3,810,293	3,810,293

Total assets	105,665	790,581	3,904,348	4,800,594

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		840,679		840,679

Total liabilities		840,679		840,679

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 15)			11,791	11,791
Marketable securities (Note 8)	193,131	489,688		682,819

Available for sale financial assets
Other investments — Ensyn (Note 15)			67,733	67,733

Biological asset (Note 16) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		608,356		608,356

Total liabilities		608,356		608,356

(*) See the changes in the fair value of the biological assets in Note 16.

There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	June 30, 2015	December 31, 2014

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		340,400	292,188
Bonds - Fibria Overseas		1,874,219	1,598,708
Estimative based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	4,310,234	3,824,319
Export credits (ACC/ACE)	DDI	153,203	260,345
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	947,796	1,072,412
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	91,956	77,980
Currency basket	Brazilian interbank rate (DI 1)	465,357	400,233
FINEP	Brazilian interbank rate (DI 1)	2,403	2,675
FINAME	Brazilian interbank rate (DI 1)	7,232	9,457
NCE in Reais	Brazilian interbank rate (DI 1)	723,657	707,872
Midwest Fund	Brazilian interbank rate (DI 1)	26,770	32,304

		8,943,227	8,278,493

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in June 30, 2015 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	13.68	1M	0.20	1M	15.76
6M	14.24	6M	0.35	6M	3.80
1Y	14.27	1Y	0.52	1Y	3.05
2Y	13.60	2Y	0.91	2Y	3.07
3Y	13.07	3Y	1.27	3Y	3.17
5Y	12.72	5Y	1.81	5Y	3.60
10Y	12.58	10Y	2.52	10Y	4.07

7                                        Cash and cash equivalents

	Average yield p.a. - %	June 30, 2015	December 31, 2014

Cash and banks		200,832	122,515
Fixed-term deposits
Local currency		2,804	157,883
Foreign currency	0.16	480,900	180,669

Cash and cash equivalents		684,536	461,067

The increase of R$ 223,469 in the six-month period ended June 30, 2015 refers, mainly, to our strategy of keeping cash balance available with higher liquidity.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

8                                        Marketable securities

	Average yield p.a.- %	June 30, 2015	December 31, 2014

In local currency
Brazilian federal provision fund	75 of CDI	235	30
Brazilian federal government securities
At fair value	109.8 of CDI	105,430	193,101
Held to maturity (i)	109.8 of CDI and 6	77,997	51,350
Private securities	101.7 of CDI	589,217	428,336

In foreign currency
Private securities			61,352

Marketable securities		772,879	734,169

Current		701,361	682,819

Non-Current		71,518	51,350

(i)        The yield of 109.8% of CDI refers to the investment fund - Pulp and the yield of 6% p.a. refers to the agrarian debt bounds.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S. Dollars		Fair value
Type of derivative	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	920,000	1,465,000	(24,787)	(19,443)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	530,557	538,207	(10,822)	3,353

Hedges of foreign currency
Swap DI x US$ (US$)	396,767	405,269	(398,895)	(215,654)
Swap TJLP x US$ (US$)	134,742	180,771	(208,419)	(196,818)
Swap Pre x US$ (US$)	150,964	191,800	(146,399)	(109,889)

			(789,322)	(538,451)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap changes in US-CPI	879,989	902,267	150,007	120,988

Classified
In current assets			26,338	29,573
In non-current assets			175,026	161,320
In current liabilities			(247,662)	(185,872)
In non-current liabilities			(593,017)	(422,484)

Total, net			(639,315)	(417,463)

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin		Fair value
Type of derivative and protected risk	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Swap contracts - Hedges of debts
Asset
USD LIBOR (LIBOR to fixed)	530,557	538,207	1,582,195	1,352,345
BRL fixed rate (BRL to USD)	771,874	788,208	1,112,327	1,082,215
BRL TJLP (BRL to USD)	218,953	293,676	209,759	279,328
BRL Pre (BRL to USD)	313,869	395,697	255,636	323,898
Liability
USD fixed rate (LIBOR to fixed)	530,557	538,207	(1,593,017)	(1,348,992)
USD fixed rate (BRL to USD)	396,767	405,269	(1,511,222)	(1,297,868)
USD fixed rate (BRL TJLP to USD)	134,742	180,771	(418,178)	(476,146)
USD fixed rate (BRL to USD)	150,964	191,800	(402,035)	(433,788)

Total of swap contracts			(764,535)	(519,008)

Options
Cash flow hedge - zero cost collar	920,000	1,465,000	(24,787)	(19,443)

			(789,322)	(538,451)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Amount paid
Type of derivative	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Operational hedges
Cash flow hedges of exports	(24,787)	(19,443)	(5,879)	(13)
Hedges of debts
Hedges of interest rates	(10,822)	3,353	(2,210)	(5.445)
Hedges of foreign currency	(753,713)	(522,361)	(89,033)	(47.641)

	(789,322)	(538,451)	(97,122)	(53.099)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

Fair values by maturity:

	June 30, 2015	December 31, 2014

2015	(145,980)	(158,095)
2016	(166,647)	(99,947)
2017	(235,578)	(134,814)
2018	(160,991)	(87,208)
2019	(49,516)	(35,401)
2020	(30,610)	(22,986)

	(789,322)	(538,451)

Notional and fair value by counterparty:

	June 30, 2015		December 31, 2014
	Notional – in U.S. Dollars	Fair value	Notional – in U.S. Dollars	Fair value

Banco Itaú BBA S.A.	362,363	(116,960)	603,906	(67,675)
Deutsche Bank S.A.	175,900	(1,137)	253,450	12
Banco CreditAgricole Brasil S.A.	55,985	(9,239)	68,623	(10,085)
Banco Citibank S.A.	78,955	(44,277)	45,671	(48,612)
Bank of America Merrill Lynch	300,000	(10,178)	300,000	(1,385)
Banco Santander Brasil S.A.	151,629	(109,640)	196,987	(95,818)
Banco Safra S.A.	193,326	(231,495)	198,598	(132,726)
Banco BNP Paribas Brasil S.A.	45,000	(1)	210,000	(1,741)
HSBC Bank Brasil S.A.	90,454	(46,686)	160,446	(40,675)
Banco Bradesco S.A.	180,625	(201,320)	182,229	(126,785)
Banco J. P. Morgan S.A.	427,856	(10,728)	467,857	(3,446)
Goldman Sachs do Brasil	40,000	(824)	65,000	(1,007)
Banco Votorantim S.A.	25,937	(6,723)	13,280	(8,237)
Morgan Stanley & CO.	5,000	(114)	15,000	(271)

	2,133,030	(789,322)	2,781,047	(538,451)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at June 30, 2015 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

10                                 Trade accounts receivable

	June 30, 2015	December 31, 2014

Domestic customers	77,307	50,729
Export customers	621,779	496,493

	699,086	547,222

Allowance for doubtful accounts	(7,593)	(8,798)

	691,493	538,424

In the six-month period ended June 30, 2015, we made some factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,281,310 (R$ 1,230,143 at December 31, 2014), that were derecognized from accounts receivable in the balance sheet.

11                                 Inventory

	June 30, 2015	December 31, 2014

Finished goods
At plants/warehouses in Brazil	165,854	137,741
Outside Brazil	695,933	515,522
Work in process	14,946	16,942
Raw materials	414,616	402,293
Supplies	159,408	161,758
Imports in transit	3,578	3,873
Advances to suppliers	373	664

	1,454,708	1,238,793

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

12                                 Recoverable taxes

	June 30, 2015	December 31, 2014

Current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	776,525	680,927
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	19,198	19,465
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	940,975	896,460
Federal tax credits	404,506	444,906
Credit related to Reintegra Program (a)	67,152	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	600,144	570,333
Provision for the impairment of ICMS credits	(767,614)	(734,154)

	2,040,886	1,914,964

Current	183,306	162,863

Non-current	1,857,580	1,752,101

During the six-month period ended June 30, 2015, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

(a)                                Reintegra Special Tax Regime

Fibria is beneficiary of the Special Tax Refund Regime for Exporting Companies (known as Reintegra), established by Provisional Measure nº 651/2014 (enacted as Law 13.043/2014 on November 13, 2014),

With the issuance of the Act nº 8,415, on February 27, 2015, the percentage to be applied over the export revenue for calculation of the tax credit was changed from 3% to 1% between March 1, 2015 and December 31, 2016. In 2017, the percentage to be used will be 2% and in 2018, 3% over the export revenue.

In the six-month period ended June 30, 2015, the Company recognized Reintegra credits of R$ 39,060, under “Cost of sales” in the Statement of profit and loss.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the interim financial information.

The Company pays income taxes on the profits generated by foreign subsidiaries in accordance with the Law 12,973/14, which revoked the Article 74 of Provisional Measure 2,158/01, but kept the determination that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accruals basis. As from 2014, the Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Deferred taxes

	June 30, 2015	December 31, 2014

Tax loss carryforwards (i)	245,035	192,647
Provision for contingencies	107,663	111,799
Sundry provisions (impairment, operational and other)	484,855	447,273
Results of derivative contracts - cash basis for tax purposes	217,368	141,938
Exchange losses (net) - cash basis for tax purposes	1,427,813	913,219
Tax amortization of the assets acquired in the business combination - Aracruz	101,134	102,335
Actuarial gains on medical assistance plan (SEPACO)	6,609	6,609
Provision for income tax and social contribution from foreign subsidiaries	(327,950)	(25,977)
Tax accelerated depreciation	(8,406)	(9,889)
Reforestation costs already deducted for tax purposes	(359,157)	(348,398)
Fair values of biological assets	(139,658)	(153,020)
Effects of business combination - acquisition of Aracruz	(1,004)	(3,165)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(492,023)	(447,293)
Other provisions	(7,640)	(3,770)

Total deferred taxes asset, net	1,254,639	924,308

Deferred taxes - asset (net by entity)	1,511,358	1,190,836

Deferred taxes - liability (net by entity)	256,719	266,528

(i)        The balance as at June 30, 2015 is presented net of Hungarian Forint HUF 25,752 million (equivalent to R$ 282,314 as of June 30, 2015 and R$ 263,297 as of December 31, 2014) related to the provision for impairment for foreign tax credits.

Changes in the net balance of deferred income tax are as follows:

	June 30, 2015	December 31, 2014

At the beginning of the period	924,308	732,220
Tax loss carryforwards	52,388	20,128
Temporary differences regarding provisions	33,446	23,261
Provision for income tax and social contribution from foreign subsidiaries	(301,973)	(25,977)
Derivative financial instruments taxed on a cash basis	75,430	(15,933)
Amortization of goodwill	(45,931)	(98,063)
Reforestation costs	(9,276)	(36,804)
Exchange losses (net) taxed on a cash basis	514,594	266,933
Fair value of biological assets	13,362	46,841
Actuarial losses on medical assistance plan (SEPACO)		2,478
Other	(1,709)	9,224

At the end of the period	1,254,639	924,308

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	June 30, 2015	June 30, 2014

Income (loss) before tax	(201,192)	1,021,866

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	68,405	(347,434)

Reconciliation to effective expense:

Benefits to directors	(6,067)	(3,335)
Equity in net income of jointly-venture	255
Taxes on earnings of foreign subsidiaries		(3,484)
Difference in tax rates of foreign subsidiaries	(7)	12,987
Credit of Reintegra Program	13,281
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL)		32,117
Foreign exchange effects on foreign subsidiaries (i)	180,550	(62,375)
Other, mainly non-deductible provisions	(6,797)	60

Income tax and social contribution benefit (expense) for the period	249,620	(371,464)

Income tax and social contribution — current	(78,601)	(101,390)

Income tax and social contribution — deferred	328,221	(270,074)

	249,620	(371,464)

Effective rate - %	124.1	36.4

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling Shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In Abril 2015, the subsidiary Fibria-MS made a marketable security investment with Banco Votorantim, maturing in Abril 2016 and average interest rate of 102.1% of CDI.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

In the six-month period ended June 30, 2015, except for the transaction mentioned above, there were no changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2014.

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	June 30, 2015	December 31, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(28)	(172)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(1,706,742)	(1,756,133)

		(1,706,770)	(1,756,305)

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	9,308	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	8,915	20,719
Banco Votorantim S.A.	Marketable securities	30,645
Banco Votorantim S.A.	Financial instruments	(6,723)	(8,237)
Votorantim Cimentos S.A.	Input supplier	(241)	(269)
Votorantim Metais	Chemical products supplier	(230)
Votorantim Metais	Leasing of land		(773)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(39)	(39)

		41,635	19,370

Net		(1,665,135)	(1,736,935)

Presented in the following lines
In assets
Marketable securities (Note 8)		30,645
Related parties - non-current		9,308	7,969
Other assets - current		8,915	20,719
In liabilities
Loans and financing (Note 19)		(1,706,742)	(1,756,133)
Derivative financial instruments (Note 9)		(6,723)	(8,237)
Suppliers		(538)	(1,253)

		(1,665,135)	(1,736,935)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	June 30, 2015	June 30, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(4,647)	(6,661)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(149,166)	(40,311)

		(153,813)	(46,972)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood		4,647

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	1,339
Votener - Votorantim Comercializadora de Energia	Energy supplier	49,380	23,207
Banco Votorantim S.A.	Marketable securities	666
Banco Votorantim S.A.	Financial instruments	1,514
Votorantim Cimentos S.A.	Energy supplier	3,104	3,654
Votorantim Cimentos S.A.	Input supplier	(43)	(2,479)
Sitrel Siderurgia Três Lagoas	Energy supplier	1,773	1,633
Votorantim Metais Ltda.	Chemical products supplier	(1,862)	(87)
Votorantim Metais Ltda.	Leasing of lands	(2,318)	(4,503)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(235)	(221)

		53,318	21,204

(b)                                Key management compensation

The remuneration effects on the statement of profit or loss, including all benefits, are summarized as follows:

	June 30, 2015	June 30, 2014

Benefits to officers and directors	23,968	20,675
Benefit program - Phantom Stock Options and Stock Options plans	4,893	(1,333)

	28,861	19,342

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 577 for the six-month period ended June 30, 2015 (R$ 819 for the six-month period ended June 30, 2014).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s key management are recorded in the following lines items of the current and non-current liabilities and in the shareholders’ equity:

	June 30, 2015	December 31, 2014

Current liability
Payroll, profit sharing and related charges	11,710	18,748

Non-current liability
Other payables	25,281	13,665

Shareholders’ equity
Capital reserve	2,860	918

	39,851	33,331

15                                 Investments

	June 30, 2015	December 31, 2014

Investment in associate and joint-venture - equity method (i)	14,737	13,987
Impairment of investments (i)	(13,629)	(13,629)
Other investments - at fair value (ii)	94,055	79,524

	95,163	79,882

(i)    On July 31, 2014, the Company acquired 100% of the capital of WOP - Wood Participações Ltda. (former Weyerhaeuser Brasil Participações Ltda.), for R$ 6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds, directly and indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment in these subsidiaries.

(ii)   Fair value change in our interest in Ensyn was not significant in the six-month period ended June 30, 2015. The increase in the balance refers to the foreign currency effect on the investment.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 20.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

Incorporation of subsidiary

In January 2015, the Company concluded the process of incorporation of the subsidiary Fibria Innovations LLC., located in Vancouver - Canada, whose purpose is the research and development of bio-products from biomass.

16                                 Biological assets

	June 30, 2015	December 31, 2014

At the beginning of the period
Historical cost	3,172,431	2,730,510
Fair value - step up	535,414	692,924
	3,707,845	3,423,434

Additions	612,706	1,190,349
Harvests in the period
Historical cost	(442,570)	(749,986)
Fair value	(84,309)	(209,265)
Change in fair value - step up	29,831	51,755
Reversal of disposals (disposals)		1,817
Transfer (i)	(13,210)	(259)

At the end of the period	3,810,293	3,707,845
Historical cost	3,329,357	3,172,431
Fair value - step up	480,936	535,414

(i) Includes transfers between biological assets and property, plant and equipment.

In accordance with our accounting policies, in the six-month period ended June 30, 2015 we performed a valuation of the biological assets at their fair value. In the following table we present the main inputs used to estimate the fair value of biological assets:

	June 30, 2015	December 31, 2014

Actual planted area (hectare)	452,937	459,487
Average annual growth (IMA) - m3/hectare	40	40
Net average sale price - R$/m3	64.83	62.78
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	6.43	6.65

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

The changes in the fair value of the biological assets in June 30, 2015 are presented as follows:

	June 30, 2015	December 31, 2014

Fair value of the forest renovations during the year	(73,355)	(197,088)
Growing of plantation (IMA, area and age)	43,453	69,153
Variations in price	59,733	179,690

	29,831	51,755

The biological assets are classified within Level 3 of the fair value hierarchical level. There were no transfers between levels during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504
Additions		18	6,325	(18,912)	360,348	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)		(11,306)	(126,841)
Depreciation		(128,368)	(657,191)			(12,081)	(797,640)
Transfers and others (*)	8,382	70,614	250,403	66	(335,495)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	1,745	215,882	18,091	9,252,733
Additions		135	1,136	5,515	131,693	401	138,880
Disposals	(3,485)	(2,414)	(2,483)			(697)	(9,079)
Depreciation		(56,202)	(328,999)			(7,035)	(392,236)
Acquisition of assets - Fibria Innovations (Note 15)			4,212				4,212
Transfers and others (*)		28,154	66,346	321	(116,280)	34,069	12,610

At June 30, 2015	1,197,027	1,328,389	6,197,999	7,581	231,295	44,829	9,007,120

(*) Includes transfers between property, plant and equipment, biological assets, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	June 30, 2015	December 31, 2014

At the beginning of the period	4,552,103	4,634,265
Additions	7	40
Amortization	(40,734)	(90,854)
Disposals	(66)	(20)
Acquisition of assets - Fibria Innovations (Note 15)	7,388
Transfers and others (*)	2,239	8,672

At the end of the period	4,520,937	4,552,103

Composed by
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	20,185	26,703
Acquired from business combination
Databases	159,600	182,400
Patents		5,160
Relationships with suppliers
Chemical products	97,969	103,125
Other	12,733	4,265

	4,520,937	4,552,103

(*) Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

		Average annual	Current		Non- current		Total
Type/purpose	Interest rate	interest rate - %	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

In foreign currency
BNDES	UMBNDES	6.4	68,770	62,307	489,003	409,594	557,773	471,901
Bonds	Fixed	5.6	12,550	11,154	2,132,434	1,825,189	2,144,984	1,836,343
Export credits (prepayment)	LIBOR	2.9	279,245	190,707	3,958,748	3,518,474	4,237,993	3,709,181
Export credits (ACC/ACE)	Fixed	1.1	153,099	263,120			153,099	263,120

			513,664	527,288	6,580,185	5,753,257	7,093,849	6,280,545

In Reais
BNDES	TJLP	9.3	254,209	320,838	785,746	870,720	1,039,955	1,191,558
BNDES	Fixed	4.4	22,547	16,654	86,467	76,020	109,014	92,674
FINAME	TJLP and Fixed	4.0	4,394	4,978	3,549	5,451	7,943	10,429
NCE	CDI	13.9	87,037	83,507	646,435	630,742	733,472	714,249
Midwest Region Fund (FCO and FINEP)	Fixed	8.1	12,080	12,124	18,993	24,940	31,073	37,064

			380,267	438,101	1,541,190	1,607,873	1,921,457	2,045,974

			893,931	965,389	8,121,375	7,361,130	9,015,306	8,326,519

Interest			60,881	51,957	91,898	65,710	152,779	117,667
Short-term borrowing			153,100	262,739			153,100	262,739
Long-term borrowing			679,950	650,693	8,029,477	7,295,420	8,709,427	7,946,113

			893,931	965,389	8,121,375	7,361,130	9,015,306	8,326,519

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES	26,297	71,884	64,168	50,658	126,795	127,265	21,936			489,003
Bonds					295,712				1,836,722	2,132,434
Export credits (prepayment)	148,086	558,327	952,371	1,744,823	555,141					3,958,748

	174,383	630,211	1,016,539	1,795,481	977,648	127,265	21,936		1,836,722	6,580,185

In Reais
BNDES - TJLP	77,568	159,227	114,992	84,783	144,100	151,959	44,380	8,737		785,746
BNDES - Fixed	12,558	25,116	24,181	18,076	6,536					86,467
FINAME	1,323	2,059	167							3,549
NCE	71,440	257,325	231,221	43,225	43,224					646,435
Midwest Region Fund (FCO e FINEP)	5,947	11,893	659	494						18,993

	168,836	455,620	371,220	146,578	193,860	151,959	44,380	8,737		1,541,190

	343,219	1,085,831	1,387,759	1,942,059	1,171,508	279,224	66,316	8,737	1,836,722	8,121,375

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	June 30, 2015	December 31, 2014

Real	1,921,457	2,045,974
U.S. Dollar	6,536,077	5,808,644
Currency basket	557,772	471,901

	9,015,306	8,326,519

(d)                                Roll forward

	June 30, 2015	December 31, 2014

At the beginning of period	8,326,519	9,773,097
Borrowings	422,891	4,382,345
Interest expense	209,029	475,780
Foreign exchange	1,054,050	690,271
Repayments - principal amount	(827,050)	(6,636,153)
Interest paid	(178,726)	(491,173)
Expense of transaction costs of Bonds early redeemed		133,233
Addition of transaction costs		(36,736)
Other (*)	8,593	35,855

At the end of the period	9,015,306	8,326,519

(*)  It includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

Export credits - ACC and ACE

In the three-month period ended March 31, 2015, the Company paid in the maturity date the amount of US$ 35 million (equivalents then to R$ 91,777) and, US$ 29 million (equivalents then to R$ 84,078), through its jointly-operation Veracel, regarding exports credits (ACC and ACE), with interest rates between 0.18% and 0.93% p.a.

During the second quarter of 2015, the Company, through its jointly-operation Veracel, paid in the maturity date the amount of US$ 32 million (equivalents then to R$ 98,958), regarding exports credits (ACC), with interest rates between 0.87% and 0.92% p.a.

(f)                                  Relevant operations contracted in the period

Export credits - ACC

In the three-month period ended March 31, 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 17 million (equivalent then to R$ 48,750), with maturities between August and September 2015 and fixed interest rate between 1.02% and 1.09% p.a.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

During the second quarter of 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 26 million (equivalent then to R$ 78,948), with maturities between October and December 2015 and fixed interest rate between 1.10% and 1.14% p.a.

BNDES

In the six-month period ended June 30, 2015, was released from BNDES the amount of R$ 72,109, with maturities between 2015 and 2022, subject to interest rate between TJLP plus 2.42% p.a. and 3.42% p.a., UMBNDES plus 2.42% p.a. and fixed interest rate between 4.00% and 6.00%. The value was used in industrial, forestry and IT projects.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2014)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at June 30, 2015.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•    Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

20                                 Provision for contingencies

	June 30, 2015			December 31, 2014
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	91,009	105,071	14,062	88,858	100,604	11,746
Labor	56,589	180,366	123,777	52,304	174,179	121,875
Civil	16,961	25,485	8,524	16,400	27,361	10,961

	164,559	310,922	146,363	157,562	302,144	144,582

The change in the provision for contingencies is as follows:

	June 30, 2015	December 31, 2014

At the beginning of the period	302,144	280,512
Disposals	(2,524)	(7,280)
Reversal	(18,037)	(37,458)
New litigation	12,016	17,723
Accrual of financial charges	17,323	48,647

At the end of the period	310,922	302,144

In the six-month period ended June 30, 2015, there were no significant changes in the possible loss contingencies in comparison with the most recent annual financial statements as at December 31, 2014. See below the main update in the period:

(i)                                   Swap of industrial and forestry assets with International Paper

On March 4, 2015, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais), declared that they partially sustained the position of the tax authorities  in regards to the administrative process related to the tax assessment notice issued by the Federal Revenue Service Office regarding the swap of industrial and forestry assets between Fibria and International Paper in 2007 and reduced the applicable fines from 150% to 75%. Following the decision, the updated amount involved was reduced from R$ 1,957 million to R$ 1,550 million, of which R$ 557 million refers to the principal, R$ 417 million to fines and R$ 576 million to interest, as at June 30, 2015.

Against the decision, the Company presented the applicable appeals, which is pending of judgement. The National Finance (Fazenda Nacional) also appealed to reduce the qualified fine; however, the appeal was not received, making definitive the decision that reduced the fines from 150% to 75%. In the event of failure at the administrative level, the Company emphasizes that they will discuss the debt at the judicial level.

The Company reinforces that the CARF decision does not present any financial impact and maintain its position of not to constitute any provision for contingencies in relation to this matter, based on its understanding and in the internal and external advisors opinion that the probability of gain on the case

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

is possible.

21                                 Revenue

(a)                                Reconciliation

	June 30, 2015	June 30, 2014

Gross amount	5,467,819	4,059,572
Sales taxes	(91,388)	(68,629)
Discounts and returns (*)	(1,070,046)	(654,767)

Net revenues	4,306,385	3,336,176

(*)  Related mainly to trade discounts.

(b)                                Information about markets

	June 30, 2015	June 30, 2014

Revenue
Domestic market	361,422	265,434
Export market	3,903,525	3,028,615
Services	41,438	42,127

	4,306,385	3,336,176
	4,306,385	3,336,176

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

22                                 Financial results

	June 30, 2015	June 30, 2014

Financial expenses
Interest on loans and financing (i)	(207,856)	(245,718)
Loans commissions	(4,626)	(20,478)
Financial charges upon partial repurchase of Bond		(456,417)
Others	(34,637)	(28,036)

	(247,119)	(750,649)

Financial income
Financial investment earnings	38,797	48,419
Others (ii)	42,194	21,633

	80,991	70,052

Gains (losses) on derivative financial instruments
Gains	450,269	263,412
Losses	(769,241)	(84,861)

	(318,972)	178,551

Gains (losses) on foreign exchange rates
Loans and financing	(1,054,050)	391,269
Other assets and liabilities (iii)	114,248	(127,430)

	939,802	263,839

Net	(1,424,902)	(238,207)

(i)        It includes the amount of R$ 1,173 as at June 30, 2015, of capitalized financing costs.

(ii)     It includes the interest accrual of the tax credits.

(ii)     It includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

	June 30, 2015	June 30, 2014

Cost of sales
Depreciation, depletion and amortization	(913,264)	(886,163)
Freight	(413,125)	(386,852)
Labor expenses	(236,675)	(221,448)
Variable costs (raw materials and miscellaneous materials)	(1,150,257)	(1,204,307)

	(2,713,321)	(2,698,770)

Selling expenses
Labor expenses	(13,794)	(11,896)
Selling expenses (i)	(172,420)	(144,440)
Operational leasing	(729)	(847)
Depreciation and amortization charges	(4,972)	(3,884)
Other expenses	(10,053)	(5,994)

	(201,968)	(167,061)

General and administrative
Labor expenses	(75,173)	(53,935)
Third-party services	(51,533)	(55,305)
Depreciation and amortization	(7,756)	(9,090)
Taxes and contributions	(3,986)	(4,238)
Operating leases and insurance	(3,692)	(4,464)
Other expenses	(11,786)	(3,683)

	(153,926)	(130,715)

Other operating (expenses) income
Program of variable compensation to employees	(35,790)	(34,832)
Tax credits		860,764
(Provision)/reversal of contingencies	(7,022)	11,796
Changes in fair value of biological assets	29,831	87,192
Loss on disposal of property, plant and equipment	(2,658)	(3,792)
Others	1,429	(685)

	(14,210)	920,443

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

24                                 Shareholders’ equity

(a)                                Dividends

On April 28, 2015, was approved in the Ordinary and Extraordinary Shareholders Meeting the payments to the shareholders in the amount of R$ 147,805, as dividends related to the net income of the fiscal year ended December 31, 2014, being R$ 36,951 corresponding to 25% of the adjusted net income and, R$110,854 as additional dividend. The payment was made on May 14, 2015.

25                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	June 30, 2015	June 30, 2014

Numerator
Net income attributable to the shareholders of the Company	42,388	646,761

Denominator
Weighted average number of common shares outstanding	553,591,619	553,591,822

Basic earnings per share - in Reais	0.077	1.168

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the six-month period ended June 30, 2015 and 2014, without considering treasury shares, for total of 344,042 shares in the six-month period ended June 30, 2015 (342,824 as at June 30, 2014). In the six-month period ended June 30, 2015 and 2014 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2015

In thousands of Reais, unless otherwise indicated

June 30, 2015

Numerator
Net income attributable to the shareholders of the Company	42,388

Denominator
Weighted average number of common shares outstanding	553,591,619
Dilution effect
Stock options	687,840
Weighted average number of common shares outstanding adjusted according to dilution effect	554,279,459

Diluted earnings per share - in Reais	0.076

There was no dilutive effect in the six-month period ended June 30, 2014.

25                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/ No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets (Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), long term commitments (Note 26), benefits to employees (Note 28), compensation program based on shares (Note 29), insurance (Note 34), non-current assets held for sale (Note 36) and impairment testing (Note 37), that we omitted in the March 31, 2015 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as At December 31, 2014.

In addition, the Company no longer has reportable segments to present as at June 30, 2015, therefore the Note regarding segment information was excluded.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO